

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>**Via U.S. Mail and Fax**</u>
Mr. David J. Frear
Chief Financial Officer
Sirius Satellite Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

August 8, 2006

RE: **Sirius Satellite Radio Inc.**
        Form 10-K for the fiscal year ended December 31, 2005
        Filed March 13, 2006
        File No. 000-24710

Dear Mr. Frear:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director